FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
September 23, 2009.
ITEM 3:	News Releases
A news release was issued on September 23, 2009 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.
ITEM 4:	Summary of Material Change
Crosshair announced plans for a CDN $3 million program on the Golden Promise Gold Project (“Project”) in Central Newfoundland, Canada.
ITEM 5:	Full Description of Material Change

Crosshair announced plans for a CDN $3 million program on the Project.  The program will focus on the Jaclyn Main Zone and will consist of a bulk sampling program to better ascertain the gold grades, as well as a drill program with the objective of increasing the current gold resource.

Five quartz vein zones characterized by coarse visible gold have been discovered on the Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres (m) and to a depth of 265 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent National Instrument (NI) 43-101 compliant resource estimate has been completed at the Jaclyn Main Zone.  The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.  Complete resource details are filed in a Technical Report dated September 23, 2008 on SEDAR (www.sedar.com) and on Crosshair’s website.

Crosshair has a 60% interest in the Project with an option to acquire up to a 70% interest from Paragon Minerals Corporation (TSX.V: PGR).  For full acquisition details, please refer to News Release dated May 5th, 2009.

Bulk Sample Program

Given the high-nugget gold effect at the Jaclyn Zones, Crosshair plans to conduct a bulk sampling program on the Project in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  Mechanical trenching will be carried out in order to extract the bulk sample.  Once the vein system is exposed, mapped, and sampled, a bulk sample will be extracted and processed.  Based on the current resource estimate, a 5,000 tonne bulk sample is being considered for extraction from the near surface portion of the Zone.  Prior to extraction and processing of the bulk sample, metallurgical testing will be carried out in order to determine the nature and recoverability of gold mineralization with the Zone.

Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.  Most of the gold occurrences on the Project, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.

Drill Program

The drill program will consist of 9,680 m of drilling in 36 holes.  Of this total, 6,315 m (22 holes) are 50 metre-spaced “step-out” holes aimed at extending the Jaclyn Main Zone eastward for 300 m.  The remaining 2,115 m (6 holes) are proposed to test the down plunge area of higher grade gold mineralization within the central portion of the Zone.

Additional diamond drilling (3 holes, 600 m) in the Jaclyn North Zone is also designed to expand the two strong, locally visible gold-bearing quartz vein systems that have been outlined over a 250 m strike length, down dip between 100 - 160 m, and remain open in all directions.  Five holes totalling 650 m are also planned to follow up on highly anomalous gold intersections located approximately 450 m along strike from the Jaclyn North Zone.

Crosshair is looking at various financing alternatives this fall and early 2010 in order to acquire the capital to fund this $3 million program.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
October 1, 2009.